Make additive work for you Q4 and FY 2025 Results Speakers Dr. Yoav Zeif, CEO Eitan Zamir, CFO Yonah Lloyd, CCO & VP IR March 5, 2026

Make additive work for you Conference Call and Webcast Link US Toll-Free Dial-In 1-877-407-0619 International Dial-In +1-412-902-1012 Live Webcast and Replay

Forward-Looking Statements Cautionary Statement Regarding Forward-Looking Statements The statements in this slide presentation regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2026 and beyond, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the extent of our success at introducing new or improved products and solutions that gain market share; the extent of growth of the 3D printing market generally; the global macro-economic environment, including the impact of increased import tariffs that have been imposed by the U.S. and other countries; global trends involving inflation, interest rates, economic activity and currency exchange rates, and their impact on the additive manufacturing industry, our company and our customers, in particular; changes in our overall strategy, including as related to any restructuring activities and our capital expenditures; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower margin products or services; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; the extent of our success at successfully consummating and integrating into our existing business acquisitions or investments in new businesses, technologies, products or services; the potential adverse impact of global interruptions and delays involving freight carriers and other third parties on our supply chain and distribution network; global market, political and economic conditions, and in the countries in which we operate in particular; potential adverse effects of Israel’s recent preemptive or retaliatory wars against Iran and/or its sponsored terrorist organizations Hamas, Hezbollah, and, intermittently, the Houthis; costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others' intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2025, to be filed with the U.S. Securities and Exchange Commission, or SEC, on or about the date of this presentation (the “2025 Annual Report”). Readers are urged to carefully review and consider the various disclosures made throughout our 2025 Annual Report and the Reports of Foreign Private Issuer on Form 6-K that attach Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly periods throughout 2026, which will be furnished to the SEC throughout 2026, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this slide presentation are provided or made (as applicable) as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Make additive work for you

The non-GAAP data included herein, but not limited, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations. Our management utilizes these non-GAAP measures to enable us to assess our financial results (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains and legal provisions, (ii) excluding non-cash items such as share- based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items, (iii) for certain non-GAAP measures, after eliminating the impact of changes attributable to currency exchange rate fluctuations, and (iv) after excluding changes in revenues solely attributable to divestitures of former subsidiary companies. The items eliminated as part of our calculation of our non-GAAP financial measures either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. Our non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in the tables later in this slide presentation. We have not included herein, however, a reconciliation of our non-GAAP guidance for 2026 to the most directly comparable GAAP guidance. Please see our earnings release being published today for that reconciliation (other than for our guidance for non-GAAP gross margin, as we are unable to provide either the equivalent GAAP figure (projected GAAP gross margin) or the related reconciliation without unreasonable effort or with reasonable certainty from a quantitative perspective). Make additive work for you Use of Non-GAAP Financial Information Use of Non-GAAP Financial Measures

▪ Operational discipline, solid cash flow, margins and profitability, and improving our position in focus target areas demonstrate the resilience distinguishing Stratasys. ▪ 37.5% of revenues came from MFG in 2025, up from 36% in 2024 and from just over 25% in 2020. Continued growth to drive higher margin consumables utilization. ▪ Robust, strategically focused customer engagement generated notable growth in key high-value use cases of aerospace/defense, automotive, dental and medical. ▪ Powerful megatrends of aerospace/defense budget increases, cost optimization, supply chain localization, onshoring, next-gen mobility, sustainability and mass personalization align directly with our core strengths. ▪ $9.2M EBITDA (6.6%) and $0.07 Adj. EPS in Q4. Confident that proven operational efficiencies will result in sustainably higher profitability in the coming years. ▪ Healthy balance sheet of $244.5 million in cash, equivalents, and no debt provides stability and optionality to grow through organic investments and accretive acquisition opportunities. ▪ World leader in industrial polymer 3D printing for high-requirement use cases, providing comprehensive solutions that include innovative, reliable hardware, the largest portfolio of materials, award-winning software, post-processing, and a full suite of service and support, for complete, end-to-end workflow solutions. CEO Dr. Yoav Zeif

Customer Success – Aerospace & Defense – Largest Contributing Target Sector Make additive work for you ▪ Airbus – Transformational Partnership ‒ Produced over 25,000 flight-ready parts in 2025, total certified active Stratasys parts now 200,000+. True production-scale AM delivers 43% weight reduction, 85% lead time reduction, and eliminates MOQs, enabling distributed MFG and reducing downtime and supply chain risk. ▪ Commercial Aerospace Leaders – Expansion for Manufacturing ‒ Boeing's 737 Innovation Center purchased two F3300 printers for production tooling. ‒ Leading aircraft manufacturer acquired two F900’s for flight-grade parts, increasing total Stratasys fleet to nine. ▪ Drones Drive Military Opportunities ‒ Systems sales to several major drone companies for parts production and wind tunnel testing; expanded demand from non-traditional defense primes in unmanned and space sectors. ‒ Top-three 2025 Stratasys Direct customers are large military drone suppliers. ‒ Multiple F3300/F900 systems for flight-grade parts spanning startups to traditional primes with high adoption of premium service contracts, demonstrates AM mainstreaming across aviation.

Customer Success – Automotive Expansion and F1 Championship

SUBARU



Subaru of America

- One of the first to Implement new T25 high speed head for the F770 printer.
- Achieving over 50% reduction in tooling development time, 70% cost reduction and nearly twice the printing speed.
- Breakthrough enables Subaru to consolidate production in-house, improving repeatability while reducing reliance on outsourced manufacturing.

RIVIAN



Rivian

- Extensive deployment of 28 Stratasys systems demonstrates our technology's scalability.
- F900 systems operating at over 90% utilization.
- F3300 delivering nearly twice the printing speed, processing 6,000 requests annually equaling tens of thousands of parts used in product development, tooling and production.

McLaren FORMULA 1 TEAM



McLaren F1

- Proud to congratulate our partner McLaren F1 on winning the 2025 Constructors' and Drivers' Championships.
- McLaren leveraged our SLA, FDM, and PolyJet to support race-winning innovation.
- Auto OEMs are integrating Stratasys into production workflows, from Formula 1 racing innovation to EV manufacturing, positioning us strongly within the rapidly evolving automotive market.

stratasys

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Partnerships in Software, Workflow & Go-To-Market

Novineer


Failure location matches simulation

Novineer

- Leading generative modeling, design and simulation company integrating NoviPath technology into GrabCAD Print Pro, creating the industry's first complete validated FDM workflow.
- Eliminates costly trial-and-error testing, reducing validation time from weeks to hours, up to 35% weight reductions.
- Positions Stratasys as the production-ready additive manufacturing leader across F3300, F900, and Fortus 450mc.

POSTPROCESS
Automated. Intelligent. Comprehensive.



PostProcess

- PostProcess revolutionizing AM with the only automated, intelligent PP for printed parts.
- Enables customers to purchase validated PP equipment through a single Stratasys order.
- Simplifies procurement, reduces risk, addresses complexity by providing an integrated solution guaranteeing compatibility with FDM, PolyJet, SLA, and P3 to capture more value across the entire AM workflow.

HAWK RIDGE SYSTEMS



Hawk Ridge Systems

- Leading, award-winning provider of AM engineering and MFG tools, technology, services and training in the U.S. and Canada.
- Expands market reach by adding PolyJet, SLA and P3 to target aerospace, automotive, medical, and industrial sectors.
- Leverages Hawk Ridge's application expertise and customer proximity to accelerate adoption, strengthen sales and drive momentum of our industrial solutions.

stratasys

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Medical Advisory Board – Building on Industrial Advisory Board Success Make additive work for you ▪ New Medical Advisory Board (MAB) builds on success of Industrial Customer Advisory Board (CAB) of fourteen leaders such as Boeing, Toyota, Lockheed-Martin and TE Connectivity, to deepen innovation and collaboration to advance additive manufacturing at scale. ▪ MAB convenes clinical and Medtech experts to accelerate the adoption of AM in healthcare, focusing on the unique requirements of medical-grade applications, regulatory alignment, and patient outcomes. ▪ Initial members include eight senior executives from leading medical technology companies such as Medtronic, the world’s largest medical device manufacturer, and Edwards Lifesciences, a global leader in structural heart disease and critical care technologies, alongside other organizations spanning pharmaceuticals, cardiology, orthopedics, and clinical education.

CFO Eitan Zamir • Fourth quarter results underscore operational discipline and financial resilience in 2025. • 2025 delivered positive adjusted operating income and EBITDA, strong OCF generation, and solid adjusted EPS despite persistent revenue headwinds and margin pressures that characterized the year. • Performance reflects sustained benefits of cost control initiatives implemented in mid-2024, now fully embedded in operating model, as well as our team's continued focus on execution and efficiency. • Diversification of revenue streams continues to provide stability through the cycle and distinguishes our financial profile relative to peers in the sector. • As we look to 2026 we remain committed to maintaining operational rigor while preserving the strategic investments necessary to sustain our technology leadership position.

Quarterly Trend 105.1 93.8 94.8 94.1 97.6 45.3 42.2 43.3 42.9 42.4 150.4 136.0 138.1 137.0 140.0 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Product Service Q4 2025 Revenue Note: $ in millions unless noted otherwise. All numbers and percentages rounded. Make additive work for you Revenues – Q4’25 Revenue Y/Y Product - $97.6M -7.1% ▪ Systems - $37.8M -19.1% ▪ Consumables - $59.8M 2.4% Services - $42.4M -6.4% ▪ Customer Support - $29.6M -3.3%

Revenues – 2025 Revenue Y/Y Product - $380.3M -3.0% ▪ Systems - $131.6M -6.2% ▪ Consumables - $248.7M -1.2% Services - $170.8M -5.4% ▪ Customer Support - $119.0M -4.6% FY 2025 Revenue Make additive work for you Yearly Trend 417.6 452.1 433.7 392.0 380.3 189.7 199.4 193.9 180.5 170.8 2021 2022 2023 2024 2025 Product Service * ** * Reflects ~$26M of MakerBot revenue. Excluding divestment, 2022 revenues of ~$625.5M ** Reflects ~$18M of SDM divested revenue. Excluding divestment, 2023 revenues of ~$609.8M Note: $ in millions unless noted otherwise. All numbers and percentages rounded 551.1572.5 627.6 651.5 607.2

GAAP Non-GAAP 49.6% 48.3% 47.7% 45.3% 46.3% 53.4% 54.7% 54.3% 52.4% 50.2% 40.7% 33.9% 33.1% 29.7% 37.4% Q4-24 Q1-25 Q2-25 Q3-25 Q4-25 Services Gross MarginProducts Gross Margin Total Gross Margin Make additive work for you Note: All percentages rounded. Q4 2025 Gross Margins 49.0% 49.6% 48.7% 47.0% 37.7% 40.2% 32.5% 30.8% 27.6% 34.5% 46.3% 44.3% 43.1% 41.0% 36.8% Q4-24 Q1-25 Q2-25 Q3-25 Q4-25

GAAP Non-GAAP 47.8% 48.0% 48.2% 49.2% 46.9% 56.3% 54.7% 52.8% 54.9% 52.9% 29.3% 32.7% 38.1% 36.9% 33.5% 2021 2022 2023 2024 2025 Services Gross MarginProducts Gross Margin Total Gross Margin Make additive work for you Note: All percentages rounded. FY 2025 Gross Margins 49.5% 48.1% 47.8% 49.5% 45.7% 28.2% 29.6% 30.8% 34.7% 31.3% 42.8% 42.4% 42.5% 44.9% 41.2% 2021 2022 2023 2024 2025

GAAP Operating Expenses (absolute and as a percentage of revenues) Non-GAAP Operating Expenses (absolute and as a percentage of revenues) 79.4 72.2 51.6% Q4'24 Q4'25 52.8% 65.2 60.8 Q4'24 Q4'25 43.4% 43.4% Note: $ in millions unless noted otherwise. All numbers and percentages rounded. Make additive work for you Q4 2025 Operating Expenses - Significant improvement driven by cost saving initiatives

GAAP Operating Expenses (absolute and as a percentage of revenues) Non-GAAP Operating Expenses (absolute and as a percentage of revenues) 2024 2025 342.5 59.8% 54.4% Note: $ in millions unless noted otherwise. All numbers and percentages rounded. FY 2025 Operating Expenses Make additive work for you 299.8 2024 2025 276.8 250.1 45.4% 48.4% 276.8 250.1 342.5 299.8

(41.9) )18.9( (20.8) Non-GAAP Operating Income 6.3% in Q4’24 vs 2.9% in Q4’25 out of total revenue GAAP Operating Loss Non-GAAP Net Income EPS diluted $0.12 in Q4’24 vs $0.07 in Q4’25 GAAP Net Loss* EPS diluted ($0.59) in Q4’24 vs ($0.22) in Q4’25 Q4’24 Q4’25 9.214.5 6.2 Adjusted EBITDA 9.6% in Q4’24 vs 6.6% in Q4’25 out of total revenue 9.4 4.1 8.5 Q4’24 Q4’25 Q4’24 Q4’25 Q4’24 Q4’25 Q4’24 Q4’25 (9.7) Q4 2025 Operating, Net and EBITDA *For Q4’24, reflects non-cash impairment charge of $30.1M, or $0.42 per share, related to Ultimaker investment. Note: $ in millions, except per share amounts unless noted otherwise. All numbers and percentages rounded. Make additive work for you

(120.3) (104.3) (72.5) Non-GAAP Operating Income 0.9% in 2024 vs 1.5% in 2025 out of total revenue GAAP Operating Loss Non-GAAP Net Income EPS diluted $0.06 in 2024 vs $0.15 in 2025 GAAP Net Loss* EPS diluted ($1.70) in 2024 vs ($1.28) in 2025 2024 2025 28.526.0 12.7 Adjusted EBITDA 4.5% in 2024 vs 5.2% in 2025 out of total revenue 4.9 8.3 4.2 2024 2025 2024 2025 2024 2025 2024 2025 (85.7) FY 2025 Operating, Net and EBITDA - Operational efficiencies drive improved profitability *For 2024 and 2025, reflects non-cash impairment charge of $30.1M, or $0.42 and $33.9, or $0.40 per share, respectively, related to Ultimaker investment. Note: $ in millions, except per share amounts unless noted otherwise. All numbers and percentages rounded. Make additive work for you

Balance Sheet ItemsCash Flow from Operating Activities 19 7.4 4.8 7.8 15.1 Q4-24 Q4-25 2024 2025 Note: $ in millions unless noted otherwise. All numbers and percentages rounded. Make additive work for you Strong Balance Sheet – $244.5M and No Debt Q4-24 Q3-25 Q4-25 Cash and Cash Equivalents and Short- term deposits 150.7 255.0 244.5 Accounts Receivable 153.0 151.3 160.5 Inventories 179.8 159.3 145.2 Net Working Capital 345.7 438.4 418.9

Revenues Non-GAAP Operating Expenses Includes ~$10M adverse impact from FX Non-GAAP Operating Margins Adjusted Net Income Adjusted EPS diluted GAAP Net loss ($83M) - ($67M) GAAP EPS ($0.95) - ($0.76) CAPEX Adjusted EBITDA 4.5% - 5.0% of Revenue Includes ~$17M adverse impact from FX & Tariffs $565M – $575M 46.7% – 47.1% $260M – $262M $20M – $25M$25M – $30M0.7% – 1.5% Positive Operating Cash Flow for 2026 Subject to foreign exchange rate and tariff uncertainty 2026 Full-Year Outlook $8M – $12.5M $0.09 – $0.14 Make additive work for you Non-GAAP Gross Margins Includes ~$7M adverse impact from FX & Tariffs

CEO Dr. Yoav Zeif Growing in High-Requirement Sectors ▪ Confident in executing through challenging conditions to preserve our capacity to lead and increase profits when market dynamics improve. ▪ Progress in target industries of aerospace/defense, auto, dental, medical and precision industrial components reinforces our conviction that we built the infrastructure for durable, profitable growth. ▪ Margin discipline, operational resilience, strong balance sheet protects profitability, positions us to capitalize on inorganic opportunities we continue to explore, and sustains our leadership through strategic investments in innovation defining the next era of digital manufacturing. ▪ Deepening penetration into high-value production applications as we remain committed to maximizing long-term shareholder value. ▪ Global team’s dedication, professionalism, and customer focus drives engagement and trust, positioning Stratasys for sustained leadership. Make additive work for you

Make additive work for you THANK YOU

23 Note: $ in millions, except per share amounts unless noted otherwise. All numbers and percentages rounded. 23 Appendix – Comparison of Q4 2025 to Q4 2024 Key Metrics Make additive work for you GAAP Non-GAAP Q4-24 Q4-25 Change Y/Y Q4-24 Q4-25 Change Y/Y Total Revenue 150.4 140.0 -6.9% 150.4 140.0 -6.9% Gross Profit 69.7 51.5 (18.2) 74.6 64.9 (9.7) ▪% Margin 46.3% 36.8% -9.5% 49.6% 46.3% -3.3% Operating Income (Loss) (9.7) (20.8) (11.1) 9.4 4.1 (5.3) ▪% Margin -6.4% -14.9% -8.5% 6.3% 2.9% -3.4% Net Income (Loss) (41.9) (18.9) 23.0 8.5 6.2 (2.3) ▪% Margin -27.9% -13.5% 14.4% 5.7% 4.4% -1.3% Diluted EPS (0.59) (0.22) 0.37 0.12 0.07 (0.05) Diluted Shares 71.4 85.7 14.3 71.7 86.3 14.6

24 Note: $ in millions, except per share amounts unless noted otherwise. All numbers and percentages rounded. 24 Appendix – Comparison of 2025 to 2024 Key Metrics Make additive work for you GAAP Non-GAAP 2024 2025 Change Y/Y 2024 2025 Change Y/Y Total Revenue 572.5 551.1 -3.7% 572.5 551.1 -3.7% Gross Profit 256.8 227.3 (29.5) 281.8 258.4 (23.4) ▪% Margin 44.9% 41.2% -3.7% 49.2% 46.9% -2.3% Operating Income (Loss) (85.7) (72.5) 13.2 4.9 8.3 3.4 ▪% Margin -15.0% -13.2% 1.8% 0.9% 1.5% 0.6% Net Income (Loss) (120.3) (104.3) 16.0 4.2 12.7 8.5 ▪% Margin -21.0% -18.9% 2.1% 0.7% 2.3% 1.6% Diluted EPS (1.70) (1.28) 0.42 0.06 0.15 0.09 Diluted Shares 70.9 81.6 10.7 71.2 82.3 11.1

Appendix – Reconciliation of GAAP to Non-GAAP Results of Operations

	Three Months Ended December 31, 2025			Three Months Ended December 31, 2024		
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
Gross Profit (1)	$ 51,461	$ 13,393	$ 64,854	$ 69,689	$ 4,866	$ 74,555
Operating income (loss) (1,2)	(20,761)	24,853	4,092	(9,700)	19,144	9,444
Net income (loss) (1,2,3)	(18,852)	25,034	6,182	(41,943)	50,462	8,519
Net income (loss) per diluted share (4)	$ (0.22)	$ 0.29	$ 0.07	$ (0.59)	$ 0.71	$ 0.12
(1) Acquired intangible assets amortization expenses		4,749			4,496	
Non-cash share-based compensation expenses		772			198	
Restructuring and other expenses		7,872			172	
		13,393			**4,866**	
(2) Acquired intangible assets amortization expenses		1,198			1,153	
Non-cash share-based compensation expenses		5,516			2,856	
Restructuring and other related costs		1,263			5,275	
Revaluation of investment		-			4,697	
Contingent consideration		436			(9,148)	
Net loss from sale of investment		-			4,760	
Legal and other expenses		3,047			4,685	
		11,460			**14,278**	
		24,853			**19,144**	
(3) Corresponding tax effect		558			535	
Equity method related expenses and impairment		-			30,910	
Finance income		(377)			(127)	
		$ 25,034			**$ 50,462**	
(4) Weighted average number of ordinary shares outstanding- Diluted	85,671		86,311	71,406		71,740

Note: $ in thousands unless noted otherwise. All numbers and percentages rounded.

Note: $ in thousands unless noted otherwise. All numbers and percentages rounded. Appendix – Reconciliation of GAAP Net Loss to Adjusted EBITDA 2025 2024 Net loss $ (18,852) $ (41,943) Financial income, net (2,971) (176) Income tax expenses 1,062 653 Equity method related expenses and impairment - 31,766 Depreciation expenses 5,190 5,033 Amortization expenses 5,954 5,649 Non-cash share-based compensation expenses 6,288 3,054 Revaluation of investment - 4,697 Net loss from sale of investment - 4,760 Contingent consideration 436 (9,148) Legal and other expenses 3,915 4,685 Restructuring and other related costs 8,155 5,447 Adjusted EBITDA $ 9,177 $ 14,477 Three Months Ended December 31,